Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-169119
December 9, 2011

The following table provides hypothetical historical and historical index performance of the below listed Barclays equity indices versus the related benchmark reference indices through November 30, 2011.  The inclusion of the benchmark reference indices is for comparison purposes only.

TABLE LEGEND: * = As used in the table below, the asterisk (“*”) denotes hypothetical historical index performance is being shown. Please see Annex 1 for the exact date on which each of the Barclays equity indices was launched. All index performance information included in the chart below prior to the relevant index launch date is hypothetical historical information.

BARCLAYS EQUITY INDICES VS. BENCHMARK REFERENCE INDICES	HYPOTHETICAL HISTORICAL & HISTORICAL PERFORMANCE AS OF 11/30/2011
INDEX	TYPE	1M	YTD	1Y	3Y(1)		3Y VOLATILITY(2)
Barclays Capital Enhanced Buy Write Total Return Index	Buy-Write	1.99%	2.00%*	5.18%*	N/A		N/A
CBOE S&P 500 BuyWrite IndexSM	Benchmark	2.31%	2.46%	5.92%	12.39%		16.16%

S&P 500® Dynamic VEQTORTM Total Return Index	Enhanced Beta	-0.46%	19.27%	22.86%*	13.48	%*	12.20	%*
S&P 500® Dynamic VEQTORTM Mid-Term Total Return Index	Enhanced Beta	0.17%	8.13%*	13.05%*	16.57	%*	14.12	%*
S&P 500® Total Return Index	Benchmark	-0.22%	1.08%	7.83%	14.13%		24.42%

S&P 500® Dynamic VIX Futures™ Total Return Index	Volatility Access	3.63%	10.81%*	8.84%*	12.11	%*	23.56	%*
S&P 500 VIX Mid-Term Futures™ Total Return Index	Benchmark	7.55%	0.63%	-10.27%	-13.80	%*	33.45	%*

Barclays Capital Q-BES Large Cap US Total Return Index	Long/Short	0.36%	-4.53%	-4.35%	-1.05	%*	6.37	%*
Barclays Capital Q-GSP Large Cap US Gross Total Return Index	Long/Short	0.68%	-1.36%	-1.37%*	4.75	%*	6.23	%*
HFRX EH: Equity Market Neutral Index	Benchmark	-0.19%	-3.1%	-3.43%	-2.77%		4.39%

Barclays Capital Q-VOLTAS Total Return Index	Volatility Arbitrage	4.13%	-13.18%	-12.21%*	8.42	%*	10.55	%*
Barclays Capital ASTRO Variable US Total Return Index	Volatility Arbitrage	-0.28%	1.89%*	1.36%*	5.13	%*	6.09	%*
HFRX RV: Volatility Index(3)	Benchmark	0.38%	-2.86%	-1.10%	-3.24%		7.06%

Barclays Capital Q-MA Total Return US Index	Merger Arbitrage	1.13%	4.8%	4.48%	8.51%		5.1%
HFRX ED: Merger Arbitrage Index	Benchmark	-0.28%	-2.16%	-0.86%	4.55%		4.25%

(1)  Three year (“3Y”) returns are reported on a per annum basis i.e. annualized according to a simple three year period.

(2)  Note: Volatility is calculated based on daily natural logarithm returns, except for the indices where the benchmark is published monthly, in which case both the index and the benchmark are based on monthly natural logarithm returns. Volatility is calculated as a square root of the product of (1) 252 (for daily data) or 12 (for monthly data) and (2) the sum of squared daily or monthly natural logarithm returns divided by the number of returns in the observation period.

(3)  HFRX RV: Volatility Index (HFRXVOL <INDEX>) is published monthly with one month lag on the last day of each month i.e. above performances are versus end of October 2011.

All hypothetical historical and historical information included in this presentation is for illustrative purposes only.   Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

ANNEX 1

Barclays Capital Enhanced Buy-Write Total Return Index (“EBW”)*

For the period from October 31, 2011 to November 30, 2011, the performance of the EBW Index was +1.99%. During the same period, the return of the benchmark reference index, the CBOE S&P 500 BuyWrite IndexSM Index (“BXM”), was +2.31%.

Bloomberg Ticker: BXIIEBWR <INDEX>

*The EBW Index has been live since March 18, 2011.  All EBW Index performance information prior to March 18, 2011 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the EBW Index or any related investment.

S&P 500® Dynamic VEQTORTM Total Return Index (“VEQTOR”)*

For the period from October 31, 2011 to November 30, 2011, the performance of the VEQTOR Index was -0.46% with 11.74% annualized volatility. During the same period, the return of the benchmark reference index, the S&P 500® Total Return Index, was -0.22% with 31.12% annualized volatility. The US equity and short-term VIX futures allocations varied between 90%/10%, 85%/15% and 75%/25% during the month. The VEQTOR Index went into a 4-day stop-loss on November 22nd through November 25th.

Bloomberg Ticker: SPVQDTR <INDEX>

*The VEQTOR Index has been live since November 18, 2009.  All VEQTOR Index performance information prior to November 18, 2009 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the VEQTOR Index or any related investment.

S&P 500® Dynamic VEQTORTM Mid-Term Total Return Index (“VEQTOR MT”)*

For the period from October 31, 2011 to November 30, 2011, the performance of the VEQTOR MT Index was +0.17% with 16.74% annualized volatility.  During the same period, the return of the benchmark reference index, the S&P 500® Total Return Index, was -0.22% with 31.12% annualized volatility.  The US equity and mid-term VIX futures allocations varied between 90%/10%, 85%/15% and 75%/25% during the month. The VEQTOR MT Index went into a 4-day stop-loss on November 22nd through November 25th.

Bloomberg Ticker: SPVQMTR <INDEX>

*The VEQTOR MT Index has been live since February 17, 2011.  All VEQTOR MT Index performance information prior to February 17, 2011 is hypothetical historical.  Historical and hypothetical historical information is not indicative of the future performance of the VEQTOR MT Index or any related investment.

S&P 500® Dynamic VIX Futures™ Total Return Index (“Dynamic VIX”)*

For the period from October 31, 2011 to November 30, 2011, the performance of the Dynamic VIX Index was +3.63% with 23.19% annualized volatility. During the same period, the return of the benchmark reference index, the S&P 500 VIX Mid-Term FuturesTM Index was +7.55% with 51.81% annualized volatility. During the month of November, the allocations were primarily long 80% mid-term VIX futures and short -20% short-term VIX futures.

Bloomberg Ticker: SPDVIXTR <INDEX>

*The Dynamic VIX Index has been live since June 13, 2011.  All Dynamic VIX Index performance information prior to June 13, 2011 is hypothetical historical information.  Historical and hypothetical historical information is not indicative of the future performance of the Dynamic VIX Index or any related investment.

Barclays Capital Q-BES Large Cap US Total Return Index (“Q-BES LC”)*

For the period from October 31, 2011 to November 30, 2011, the performance of the Q-BES LC Index was +0.36%. During the same period, the return of the benchmark reference index, the HFRX EH: Equity Market Neutral Index (HFRXEMN <Index>), was -0.19%.  For November, the index was invested in in a portfolio of 25 stocks (APD, CCE, CMS, CNX, DOV, DOW, EQT, GLW, INTC, IP, LLL, MMM, NBL, NE, NFX, NOC, NSC, PCAR, PH, QEP, TXN, UTX, WEC, WLP, WYN).

Bloomberg Ticker: BXIIQUTR <INDEX>

*The Q-BES LC Index has been live since July 31, 2008.  All Q-BES LC Index performance information prior to July 31, 2008 is hypothetical historical information.  Historical and hypothetical historical information is not indicative of the future performance of the Q-BES LC Index or any related investment.

Barclays Capital Q-GSP Large Cap US Gross Total Return Index (“Q-GSP LC”)*

For the period from October 31, 2011 to November 30, 2011, performance of the Q-GSP LC Index was +0.68%. During the same period, the return of the benchmark reference index, the HFRX EH: Equity Market Neutral Index (HFRXEMN <Index>), was -0.19 For November, the index was invested in a portfolio of 25 stocks (A, BHI, BRK/B, CNP, COV, DTE, EP, EMR, HP, HPQ, JEC, MPC, MA, NEE, RL, PPL, PCLN, PEG, PSA, SRE, SPLS, TWX, TYC, VLO, VIA/B).

Bloomberg Ticker: BXIIGUGT <INDEX>

* The Q-GSP LC Index has been live since April 29, 2009. All Q-GSP LC Index performance information prior to April 29, 2009 is hypothetical historical information.  Historical and hypothetical historical information is not indicative of the future performance of the Q-GSP LC Index or any related investment.

Barclays Capital Q-MA Total Return Index (“Q-MA”)*

For the period from October 31, 2011 to November 30, 2011, the Q-MA Index was up +1.13%. During the same period, the return of the benchmark reference index, the HFRX ED: Merger Arbitrage Index (HFRXMA <Index>), was -0.28%. During the period, three new deals were recorded and invested in, while five were completed and one was terminated. The five deals completed were: Emdeon Inc (EM) by Blackstone Group LP (BX); Kinetic Concepts Inc (KCI) by Apax Partners LLP and Canada Pension Plan Investment Board; Caliper Life Sciences Inc (CALP) by PerkinElmer Inc (PKI); Varian Semiconductor Equipment (VSEA) by Applied Materials Inc (AMAT); DPL Inc (DPL) by AES Corp/The (AES); The deal that was terminated is Transatlantic Holdings Inc (TRH) by Validus Holdings Ltd (VR).

Bloomberg Ticker: BXIIQMUT <INDEX>

*The Q-MA Index has been live since November 8, 2010.  All Q-MA Index performance prior to November 8, 2010 is hypothetical historical information.  Historical and hypothetical historical information is not indicative of the future performance of the Q-MA Index or any related investment.

Barclays Capital Q-VOLTAS Total Return Index (“Q-VOLTAS”)*

For the period from October 31, 2011 to November 30, 2011, Q-VOLTAS Index performance was +4.13%. The Q-VOLTAS index remained in default position (long mid-term VIX futures and short short-term VIX futures) at a (1/3):(2/3) ratio during the month. The S&P 500 Short-Term VIX FuturesTM Index was up +1.98%, while the S&P 500 Mid-Term VIX FuturesTM Index was up +7.55% over the month.

Bloomberg Ticker: BXIIQVUT <INDEX>

*The Q-VOLTAS Index has been live since September 29, 2010.  All Q-VOLTAS Index performance prior to September 29, 2010 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the VOLTAS Index or any related investment.

Barclays Capital ASTRO US Variable Total Return Index (“ASTRO Variable”)*

For the period from October 31, 2011 to November 30, 2011, the ASTRO Variable Index performance was -0.28%. US equity market did not exhibit strong mean-reversion.

Bloomberg Ticker: BXIIAVUT <INDEX>

*The ASTRO Variable Index has been live since March 14, 2011.  All ASTRO Variable Index performance prior to March 14, 2011 is hypothetical historical information.  Historical and hypothetical historical information is not indicative of the future performance of the ASTRO Variable Index or any related investment.

CERTAIN RISK CONSIDERATIONS

Factors that may affect the Securities. Unpredictable factors may affect securities linked to the underlying reference asset(s) (the “Securities”), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises.  Market expectations about these events and speculative activity also cause prices to fluctuate.  These factors may adversely affect the performance of the Securities or the underlying reference asset(s).

The Securities will not be secured and are riskier than ordinary debt securities. The Securities will be unsecured obligations of Barclays Bank PLC (“Barclays”) and are not secured debt. Risks of investing in the Securities may include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity.

Investing in the Securities is not equivalent to a direct investment in the underlying reference asset(s). Any investment in the Securities may not be suitable for all investors.  The principal invested may be fully exposed to any change in the underlying reference asset(s) and investors may lose some or all of their investment in the Securities.  The investor should be willing to hold the Securities until maturity.  If the investor sells the Security before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Security prior to maturity may be substantially less than the amount originally invested in the Securities, depending upon the level, value or price of the reference asset at the time of the sale.

Markets may become disrupted. Local market disruptions can have a global effect. Market disruption can adversely affect the performance of a reference asset linked to the Securities.

Liquidity: There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Structured Investments prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Structured Investments to maturity.

Credit of the Issuer: The types of Structured Investments detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Structured Investments, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Structured Investments and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the Structured Investments.

Credit risk. A decline in Barclays’ creditworthiness will reduce the market value of the Securities. If Barclays becomes insolvent it will not be able to meet its payment obligations under the Securities.

Credit ratings. A rating is not a recommendation as to Barclays’ creditworthiness or the risks, returns or suitability of the Securities. Credit ratings may be lowered or withdrawn without notice.

Prior performance. Hypothetical historical and historical results are not indicative of future performance of the underlying reference asset(s) or any related investment. Neither Barclays Bank PLC nor any of its affiliates makes any representation, assurances or guarantees that an investment in the Securities will achieve returns consistent with historical or hypothetical historical results.

Volatility. The level of change in value of the Securities is its “volatility”. The Securities’ volatility may be affected by performance of the underlying reference asset(s), along with financial, political and economic events and other market conditions.

Complexity. The Securities may be complex and their return may differ from the underlying reference asset(s).

Interest rate risk. The Securities may carry interest rate risk. Changes in interest rates will impact the performance of the Securities. Interest rates tend to change suddenly and unpredictably.

Potential Conflicts of interest: Barclays general trading and hedging activity may adversely affect the Securities. Barclays and its associates may have positions or deal in financial instruments identical or similar to those described herein. Barclays and its affiliates may also act in various capacities or functions in relation to the Securities described in this presentation.  Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the structured investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments.

Hedging. Barclays may at any time establish, maintain, adjust or unwind hedge positions in respect of its obligations under the Securities, but it is not obliged to do so. Hedging activity may adversely affect the value of the underlying reference asset(s) and the performance of the Securities.

DISCLAIMER

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated August 31, 2010, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue - Attn: US InvSol Support, New York, NY 10019.

This presentation has been prepared by Barclays Capital, the investment banking division of Barclays Bank PLC (‘‘Barclays’’), for informational purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays. The final terms and conditions of any transaction will be set out in full in the binding transaction document(s).

This presentation shall not constitute an underwriting commitment, an offer of financing, an offer to sell, or the solicitation of an offer to buy any securities, financial products or investments (collectively, the “Products”), which shall be subject to Barclays’ internal approvals. Any offer of sale of any Product may only be made pursuant to final offering documentation and binding transaction documents and is subject to the detailed provisions, including risk considerations, contained therein. No transaction or service related thereto is contemplated without Barclays’ subsequent formal agreement. Barclays is acting solely as principal and not as advisor or fiduciary and is not providing any investment advice or recommendations of any kind. Accordingly, you must independently determine, with your own advisors, the appropriateness for you of any Product. Neither Barclays nor any affiliate assumes any fiduciary responsibility or accepts any related liability for any consequences, including consequential losses, arising from the use of this document or reliance on the information contained herein. Barclays does not guarantee the accuracy or completeness of, and provides no assurances with respect to, information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources.

Products of the type described in this presentation may involve a high degree of risk and the value of such Products may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation or entity and risk of illiquidity. Prior to transacting, you should ensure that you fully understand (either on your own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to you. Barclays and its affiliates do not provide tax advice and nothing contained in the materials available on this page should be construed to be tax advice. Please be advised that any discussion of US tax matters contained in such materials (i) is not intended or written to be used and cannot be used by you for the purpose of avoiding US tax-related penalties and (ii) is written to support the promotion or marketing of the transactions, the Products, or other matters addressed herein. Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500TM”, “S&P 500 VIX Short-Term Futures™”, “S&P 500 VIX Mid-Term Futures™” and “S&P 500® Dynamic VIX Futures™” and “S&P 500® Dynamic VEQTORTM” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”)

and have been licensed for use by Barclays Bank PLC. “VIX”, “BuyWrite” and “CBOE” are registered trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”) and have been licensed for use by S&P.  The Securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE.  S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance.

The indices referenced in this document that are not in any way affiliated with the Barclays Group and the owners of those indices and their affiliates take no responsibility for any of the content within this document. This document is not sponsored, endorsed, or promoted by any of these entities or their affiliates and none of these entities make any representation or warranty, express or implied, to any member of the public regarding the accuracy of the information cited in this document.

THESE MATERIALS DO NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO THE PRODUCTS. PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS.

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